Crown Dynamics Corp.

8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

June 22, 2012

Brian Cascio, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Crown Dynamics Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 14, 2012
Form 10-Q for the quarterly period ended March 31, 2012
Filed May 21, 2012
File No. 333-169501

Dear Mr. Cascio:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of May 23, 2012, pertaining to the Company’s Form 10-K as filed with the Securities & Exchange Commission (the “Commission”) on March 14, 2012 and Form 10-Q for the period ended March 31, 2012 Filed May 21, 2012 (collectively the “Filings”), File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 23, 2012.

Form 10-Q for the quarterly period ended March 31, 2012

Item 1. Financial Statements

1.   Please tell us how your financial statements provide the full information content regarding stockholders’ equity required by FASB ASC 505-10-50-2.  Under the cited guidance, if both financial position and results of operations are presented, disclosure of changes in the separate accounts comprising shareholders' equity and of the changes in the number of shares of equity securities during at least the most recent annual fiscal period and any subsequent interim period presented is required to make the financial statements sufficiently informative. Disclosure of such changes may take the form of separate statements or may be made in the basic financial statements or notes thereto.

RESPONSE: After further consideration, the Company has amended its financial statements to include the required statement of stockholder’s equity.

Statements of Cash Flows, page F-5

2.   As your balance sheet includes no cash as of December, 31, 2011, tell us how there is an opening cash balance as of January 1, 2012 on the statement of cash flows.   In that regard, please note that any cash received in the Airware transaction would appear to be an investing activities cash receipt pursuant to FASB Codification Topic 230. Please advise us.

RESPONSE: The Company has amended its Statement of Cash Flows to comply with request in the issued comment.

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Note 1.  Summary of Significant Accounting Policies and Use of Estimates, page F-6

3.   As your balance sheet is substantially all goodwill, in future filings, including any amendment, please disclose how you apply the guidance from FASB Codification Topic 350-20 in assessing goodwill for impairment.  In that regard, also identify the date of your annual evaluation, describe how you identify reporting units and clarify how you determine the fair value of those reporting units.

RESPONSE: After further consideration, the Company has applied the guidance from FASB Codification Topic 350-20 in assessing goodwill for impairment.  The Company performs a two-step test to assess goodwill for impairment at least on an annual basis (December 31 for us), and between annual tests if impairment indicators arise. First, the fair value of each reporting unit is compared to its carrying value. The fair value is based on the discounted future cash flows of the reporting unit carrying the goodwill. If discounted future cash flows exceed the carrying value of the assets, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recorded.  The Company has amended the filing on page F-6 as follows:

“14.  Goodwill and Intangible Assets

Goodwill and intangible assets result primarily from business acquisitions accounted for under the purchase method. Goodwill and intangible assets with indefinite lives are not amortized but are subject to impairment by applying a fair value based test.

The Company performs a two-step test to assess goodwill for impairment at least on an annual basis (December 31 for us), and between annual tests if impairment indicators arise.  First, the fair value of each reporting unit is compared to its carrying value. The fair value is based on the discounted future cash flows of the reporting unit carrying the goodwill. If discounted future cash flows exceed the carrying value of the assets, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value of the goodwill. If the carrying value of the reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference is recorded.

As further detailed in Note 12, the purchase price allocation for the interim period ended March 31, 2012 is preliminary.  The preliminary estimates of fair values recorded are determined by management on various market and asset appraisals.  The final determination of the purchase price will be based on fair values of the assets acquired.  The purchase price allocation will remain preliminary until the Company completes a third-party valuation and determines the fair value of the assets acquired.  The final amounts allocated to the assets acquired could differ significantly from the preliminarily recorded amounts.”

Note 8.  Related Party Transactions, page 12

4.   In future filings, including any amendment, please revise to include a detailed discussion about your accounting for the technology license agreement with Zorah LLC.  Since Mr. Aninye controlled both entities on the date of the transaction, please identify Zorah LLC as a related party and also discuss how you accounted for the stock issued to obtain the technology license under SAB Topic 5G.

RESPONSE: On January 20th 2012, when the Company issued 1,225,000 shares to Zorah LLC for the Technical License Agreement, the stock was trading at $1.10, however, because under SAB Topic 5G the value of the license is typically zero, the stock was valued at par value and the price of the license was valued at $122, which is reflected in the accounting.  Mr. Aninye was both the CEO of Crown Dynamics and Zorah LLC at the time of the transaction, and licensed to Crown, one of Zorah’s technologies.  The filing on page 12 has been updated to reflect this information.

Note 12.  Business Combination, page 14

5.   We refer to the disclosure on page 16 describing how you identified the accounting acquirer in the Airware transaction.  In light of your disclosure that the pre-existing shareholders of Crown Dynamics controlled 51.1% of the outstanding voting common stock after the transaction, please help us better understand how you applied the underlying guidance from FASB Codification Topic 805 and your rationale thereunder in reaching your determination that Crown Dynamics is the accounting acquirer. In that regard:

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•
Under paragraph 805-10-55-12(a), an entity should consider the existence of options, warrants or convertible securities.  Please tell us why you excluded options, warrants and convertible securities in assessing the relative voting rights in the combined entity after the business combination. In addition, please clarify if the above-mentioned instruments are in-the-money at the acquisition date and reconcile the terms of the convertible debt from page 16 (only convertible upon an event of default) with the conversion terms disclosed in Notes 5 and 7.  In that regard, in-the-money instruments are normally considered in measuring relative voting rights and the notes to financial statements do not describe any restrictions on conversion of the convertible notes.

•	Under paragraph 805-10-55-12(b), tell us the collective share ownership in the combined entity of the officers and directors of Airware as of the date of the merger.

•
Under your analysis of paragraph 805-10-55-12(d), you state that senior management is comprised of Mr. Aninye as CEO (Crown) and Mr. Rassas as President (Airware). We also note that Mr. Glassgow, from Airware, was appointed Chief Financial Officer and signs the Certification as the principal financial officer; and, we see other individuals identified as management on the Airware website.  Please tell us how you do not conclude that senior management of the combined entity is not dominated by Airware executives.

•
Under paragraph 805-10-55-12(e), tell us how you measured the fair value of Airware’s equity at the time of the transaction in assessing whether Crown Dynamics paid a premium over the fair value of Airware’s equity.  Also, tell us the total fair value of Airware’s equity at the date of the transaction; and, describe to us management’s rationale for consideration transferred in excess of that fair value, if any.  In that regard, we note Airware was a private company without a quoted market price.

RESPONSE:
A.	Under paragraph 805-10-55-12(a): The Company did not consider the options and warrants because in their analysis, the convertible securities were not “in the money”.
B.
Under paragraph 805-10-55-12(b):  The Company is unclear on the inquiry, but each Airware shareholder, including directors and officers received 1 share of Crown Dynamics for every 2 shares of Airware Holdings, Inc. in the share exchange.

C.
Under paragraph 805-10-55-12(d): At the time of the transaction, the Company felt that senior management was more evenly distributed, with the CEO being from Crown and the CFO and President being from Airware, the Company may have incorrectly considered the board members in their analysis as well. Now it must concede that presently, Airware does dominate senior management, although post acquisition and not definitive on its own in determining the acquirer for accounting purposes.

D.	Under paragraph 805-10-55-12(e): Please refer to the Response to question 6 in this same correspondence and incorporated herein.

6.   Please tell us how you valued the 21,844,136 shares of Crown Dynamics stock issued in the transaction.  In addition, please tell us how you considered the exchange of Class A and Class B warrants and the outstanding Options in applying the acquisition method. Please refer to FASB ASC 805-30-30-7. In future filings, including any amendment, please disclose how you determined the fair value of each component of the consideration transferred and how you applied GAAP in accounting for the exchanged options and warrants.

RESPONSE: Management believes that the assets and liabilities will approximate book values.  An independent third party valuation is expected to be completed by year end as well as the detailed PV calculations for the liabilities.  The net book value of assets and liabilities at the date of acquisition 3/20/2011 is assumed to be that at 3/31/2012 for the purposes of the purchase price calculation and assignment of fair values.   The net book value at 3/31/2012 is ($899,960-$2,922,314) = ($2,022,354).  Crown issued 21,844,136 of newly issued to the shareholders of AirWare in exchange for 100% of AirWare's outstanding stock.   At the time of the transaction the closing price of Crown's stock was $2.40 per share, close to its all time high of $2.50.  The Company believes the purchase price should reflect a discount to the trading price of the stock due to the following factors.  The newly issued stock is dilutes the  value of the stock on a per share basis. The amount of share outstanding prior to the acquisition was 22,850,000 shares. At a $2.40 stock price the value would be placed at $54,840,000.  The newly issued shares to issued to AirWare share holders were 21,844,136 shares, resulting in total outstanding shares of 44,694,136 shares. $54,840,000 divided by 44,694,136 shares would give a share value of $1.23 per outstanding share at the acquisition date.  Assuming a 20% discount for the fact that the newly issued shares are restricted and not readily tradable would result in a value of the new share of $.98.  An additional adjustment for the negative value of AirWare assets net of liabilities, $2,022,354, would further reduce this amount by $.05 to $.93 per share.
Over the last 52 months Crown's stock has traded at a range of $1.05 to $2.50, suggesting that the $2.40 price may not be appropriate for the pricing of the transaction.  In addition, Crown is in currently in the working on preparing a stock offering. The pricing on the offering, expected to be a maximum of $5,000,000, is estimated to be $1 per share.  Consequently, management has priced the value of the newly issued stock for the acquisition of AirWare, at the average of $1.00 and $.93 per share resulting in $.97 per share and a total of $21,188,812 (21, 844,136 X $.93). The entry to record the sale is to enter the assets and liabilities of AirWare at book value (equal to fair value),  with a negative value of $2,022,354.06 debit Goodwill for $23,211,166.06,  credit Common Stock for $2,184.41 and credit Paid In Capital for $21,186,627.59.

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Exhibit 31.02 Certification of Principal Financial Officer Pursuant to Rule 13a-14, page
23

7.   In future filings, including any amendment, please revise the title of John
Glassgow to refer to his position of Chief Financial Officer.

RESPONSE: The Company has corrected the Filing to show the correct title and apologizes for making the original oversight.

In connection with the Company’s responding to the comments set forth in the May 23, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Jeffrey Rassas
Jeffrey Rassas
CEO and President

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